UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number 000-28508

Flamel Technologies S.A.

(Translation of registrant's name into English)

Parc Club du Moulin à Vent

33 avenue du Dr. Georges Levy

69693 Vénissieux Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Index

FLAMEL TECHNOLOGIES S.A.

Page

Part I – FINANCIAL INFORMATION

Item 1. Condensed Consolidated Financial Statements (unaudited)

a) Condensed Consolidated Statement of Operations for the Three months ended March 31, 2012 and 2013	3

b) Consolidated Statement of Comprehensive Income for the Three months ended March 31, 2013	4

c) Condensed Consolidated Balance Sheet as of December 31, 2012 and March 31, 2013	5

d) Condensed Consolidated Statement of Cash Flows for the Three months ended March 31, 2013	6

e) Consolidated Statement of Shareholders’ Equity for the Three months ended March 31, 2013	7

f) Notes to Condensed Consolidated Financial Statements	8

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	15

PART II – OTHER INFORMATION

Item 1. Legal Proceedings	19

Item 5 Other Information	20

2

Condensed Consolidated Statement of Operations

(Unaudited)

(Amounts in thousands of dollars, except per share data)

	Three months ended March 31,
	2012	2013
Revenue:
License and research revenue	$2,110	$1,273
Product sales and services	3,378	2,107
Other revenues	1,872	1,760
Total revenue	7,360	5,140
Costs and expenses:
Cost of goods and services sold	(1,318)	(995)
Research and development	(5,985)	(8,529)
Selling, general and administrative	(5,183)	(2,491)
Remeasurement of acquisition liabilities	5,080	(2,976)
Total	(7,406)	(14,991)

Profit (loss) from operations	(46)	(9,851)

Interest income (loss) net	166	(429)
Foreign exchange gain (loss)	(133)	24
Other income (loss)	67	(35)

Income (loss) before income taxes	54	(10,291)
Income tax	(42)	1,462
Net income (loss)	$12	$(8,829)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$0.00	$(0.35)
Diluted earnings (loss) per share	$0.00	$(0.35)

Weighted average number of shares outstanding (in thousands) :

Basic	25,012	25,415
Diluted	25,012	25,415

See notes to condensed consolidated financial statements

3

FLAMEL TECHNOLOGIES S.A.

Condensed Statement of Comprehensive Income

(Unaudited)

(Amounts in thousands of dollars)

	Three months Ended March 31,
	2012	2013

Net Income (loss)	$12	$(8,829)
Other comprehensive income (loss):
Net foreign currency translation gain (loss)	879	(484)

Other comprehensive income (loss), net of tax	879	(484)
Comprehensive Income (loss)	$891	$(9,313)

See notes to condensed consolidated financial statements

4

Condensed Balance Sheet

(Unaudited)

(Amounts in thousands of dollars, except share data)

	December 31, 2012	March 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$2,742	$14,010
Marketable securities	6,413	1,358
Accounts receivable	5,464	5,249
Inventory	1,520	1,884
Research and development tax credit receivable short term	6,632	14,982
Prepaid expenses and other current assets	2,314	1,761
Total current assets	25,085	39,244

Goodwill, net	18,491	18,491
Property and equipment, net	18,238	17,271
Intangible assets	41,589	41,424
Other assets:
Research and development tax credit receivable long term	13,725	6,104
Other long-term assets	183	199
Total other assets	$13,908	$6,303
Total assets	$117,311	$122,733

LIABILITIES
Current liabilities:
Current portion of long-term debt	$3,351	$3,252
Current portion of capital lease obligations	77	76
Accounts payable	3,596	3,425
Current portion of deferred revenue	614	269
Advances from customers	575	428
Accrued expenses	5,013	4,838
Other current liabilities	1,133	1,228
Total current liabilities	14,359	13,516

Long-term debt, less current portion	33,278	50,772
Capital lease obligations, less current portion	179	155
Deferred revenue, less current portion	181	129
Deferred tax liabilities	14,130	12,634
Other long-term liabilities	24,680	23,845
Total long-term liabilities	72,448	87,535

Commitments and contingencies:	-	-

Shareholders' equity:
Ordinary shares: 25,415,400 issued and outstanding at December 31, 2012 and March 31, 2013 (shares authorised 33,691,240) at nominal value of 0.122 euro	3,714	3,714
Additional paid-in capital	209,158	209,649
Accumulated deficit	(192,621)	(201,450)
Accumulated other comprehensive income (loss)	10,253	9,769
Total shareholders' equity	30,504	21,682
Total liabilities and shareholders' equity	$117,311	$122,733

See notes to condensed consolidated financial statements

5

FLAMEL TECHNOLOGIES S.A.

Condensed Consolidated Statement of Cash Flows

(Unaudited)

	Three months ended march 31,
	2012	2013

Cash flows from operating activities:
Net income (loss)	$12	$(8,829)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	708	822
Loss (gain) on disposal of property, equipment and inventory	(67)	92
Gains on sales of marketable securities	(4)	-
Grants recognized in other income and income from operations	(397)	(168)
Remeasurement of acquisition liabilities	(5,080)	2,976
Stock compensation expense	685	496
Income tax	-	(1,492)
Increase (decrease) in cash from:
Accounts receivable	2,735	63
Inventory	(133)	(415)
Prepaid expenses and other current assets	702	520
Research and development tax credit receivable	(1,537)	(1,371)
Accounts payable	373	102
Deferred revenue	(1,617)	(519)
Accrued expenses	(677)	(203)
Other current liabilities	24	303
Other long-term assets and liabilities	(312)	25
Net cash provided by (used in) operating activities	(4,585)	(7,598)

Cash flows from investing activities:
Purchases of property and equipment	(336)	(422)
Proceeds from disposal of property and equipment	67	1
Purchase of marketable securities	(339)	-
Proceeds from sales of marketable securities	3,618	5,018
Cash transferred on acquisition	1,631	-
Net cash provided by (used in) investing activities	4,641	4,597

Cash flows from financing activities:
Proceeds from loan or conditional grants	170	14,407
Earnout payments for acquisition	-	(66)
Principal payments on capital lease obligations	(31)	(19)
Cash proceeds from issuance of ordinary shares and warrants	602	-
Net cash provided by (used in) financing activities	741	14,322

Effect of exchange rate changes on cash and cash equivalents	95	(52)

Net increase (decrease) in cash and cash equivalents	892	11,269

Cash and cash equivalents, beginning of period	3,456	2,742

Cash and cash equivalents, end of period	$4,348	$14,011

The supplemental schedule of non cash investing and financing activities is as follows

Fair value of assets acquired:	50,927	-
Liabilities assumed:	50,927	-

See notes to condensed consolidated financial statements

6

FLAMEL TECHNOLOGIES S.A.

Consolidated Statement of Shareholders’ Equity (Unaudited)

(Amounts in thousands of dollars)

	Ordinary Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehen- sive Income	Shareholders'
	Shares	Amount	Capital	Deficit	(Loss)	Equity

Balance at January 1, 2013	25,415,400	$3,714	$209,158	$(192,621)	$10,253	$30,504
Subscription of warrants						-
Issuance of ordinary shares on exercise of stock -options						-
Issuance of ordinary shares on vesting of free shares						-
Stock-based compensation expense			491			491
Net loss				(8,829)		(8,829)
Other comprehensive income (loss)					(484)	(484)

Balance at March 31, 2013	25,415,400	$3,714	$209,649	$(201,450)	$9,769	$21,682

See notes to condensed consolidated financial statements

7

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. SUMMARY OF SIGNIFICANT accounting policies

In the opinion of the management of Flamel Technologies S.A. (the “Company”), the accompanying unaudited, condensed, consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements. Accordingly, these Financial Statements do not include all of the information and footnotes required for complete annual financial statements, since certain footnotes and other financial information required by generally accepted accounting principles in the United States (or US GAAP) can be condensed or omitted for interim reporting requirements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of our financial position and operating results have been included.

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating results for the three months ended March 31, 2013 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2013. These condensed consolidated interim financial statements should be read in conjunction with the Company's audited annual financial statements.

The reporting currency of the Company and its wholly-owned subsidiaries is the U.S. dollar as permitted by the SEC for a foreign private issuer (S-X Rule 3-20(a)). All assets and liabilities in the balance sheets of the Company, whose functional currency is the Euro, except those of the U.S. subsidiaries whose functional currency is the U.S. dollar, are translated into U.S. dollar equivalents at exchange rates as follows: (1) asset and liability accounts at period-end rates, (2) income statement accounts at weighted average exchange rates for the period, and (3) shareholders' equity accounts at historical rates. Corresponding translation gains or losses are recorded in shareholders' equity as Currency Translation Adjustments.

Other comprehensive income includes solely Currency translation Adjustments, thus no reclassifications out of accumulated other comprehensive income to the statements of operations are recognised.

2. REVENUES

2.1 License and research revenue

The Company recognised license and research revenues of $1,273,000 for the first three months of 2013 compared to $2,110,000 for the three month period ended March 31, 2012. Total research and development revenues amounted to $640,000 compared to $1,639,000 for the three month period ended March 31, 2012 and licensing fees were recognised for a total of $633,000 for the first three months of 2013 compared to $472,000 for the three month period ended March 31, 2012.

8

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The license and research revenues amounting to $1,273,000 relate principally to agreements with undisclosed partners.

2.2 Product sales and services.

The Company recognised product sales of $2,107,000 for the first three months of 2013 primarily in connection with the supply agreement for the manufacture of Coreg CR microparticles with GSK,. compared to $3,378,000 for the three month period ended March 31, 2012.

2.3 Other revenues.

The Company recognised other revenues of $1,760,000 for the three-month period ended March 31, 2013 compared to $1,872,000 for the three month period ended March 31, 2012, which includes royalties from the License Agreement with GSK with respect to Coreg CR.

3. RESEARCH TAX CREDIT

The French government provides tax credits to companies for spending on innovative research and development. The research tax credit is considered as a grant and is deducted from operational expenses.

For the three months period ended March 31, 2013, the credit amounted to $1,290,000 compared to $1,410,000 for the three month period ended March 31, 2012.

4. SHAREHOLDERS' EQUITY

During the three month period ended March 31, 2013, no shares were issued.

5. STOCK COMPENSATION EXPENSE

During the three month period ending March 31, 2013, 300,000 options were granted to certain employees of the Company.

ASC 718-10-S99-1 expresses the view that “the use of a simplified method is not allowed if the Company may have sufficient historical exercise data for some of its share options grants and therefore, accepts the use of simplified method for only some grants but not all share options grants”.

The Company decided to use the simplified method to estimate the expected term of the stock-options. The Company believes there is insufficient historical exercise data available for stock-options which are granted to a limited number of beneficiaries. In addition there have been a limited number of option exercises over the past years and the vesting schedule and other terms have changed over time from one option grant to another. Consequently, the Company believes that prior exercise patterns would not reflect accurately future exercises.

9

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The grant date fair value of the stock-options granted is calculated using the Black-Scholes option-pricing model with the following weighted average assumptions.

	Three months ended March 31, 2012	Three months ended March 31, 2013
Risk-free interest rate	1.10%	1.21%
Dividend yield	-	-
Volatility	62%	57%
Expected term	5.7 years	6.25 years
Forfeiture rate	-	-

Net income (loss) before and after stock-based compensation is as follows:

	Three months ended
(in thousands except per share data)	March 31, 2012	March 31, 2013

Net income (loss)	$12	$(8,829)

Net income (loss) per share
Basic	$0.00	$(0.35)
Diluted	$0.00	$(0.35)

Number of shares used for computing
Basic	25,012	25,415
Diluted	25,012	25,415

Stock-based compensation (ASC 718)
Cost of products and services sold	14	5
Research and development	254	191
Selling, general and administrative	417	299
Total	685	496

Net income (loss) before stock-based compensation	697	(8,333)

Net income (loss) before stock-based compensation per share
Basic	$0.03	$(0.33)
Diluted	$0.03	$(0.33)

10

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

6. LONG-TERM DEBT

Long-term debt comprises:

(In thousands of U.S. dollars)	Dec 31, 2012	Mar 31, 2013

Government loans for R&D projects (a)	4,696	4,558
Acquisition liability contingent consideration (b)	24,063	24,595
Acquisition liability note (b)	5,713	5,978
Acquisition liability warrant consideration (b)	2,157	4,326
Facility agreement (c)	-	11,915
Royalty agreement (c)	-	2,652
Total	36,629	54,024
Current portion	3,351	3,252
Long-term portion	33,278	50,771

(a) French government agencies provide financing to French companies for research and development. At December 31, 2012 and March 31, 2013, the Company had outstanding loans of $4,696,000 and $4,558,000, respectively for various programs. These loans do not bear interest and are repayable only in the event the research project is technically or commercially successful. Potential repayment is scheduled to occur from 2013 through 2019.

(b) The Acquisition liability relates to the acquisition by the Company on March 13, 2012, through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals, LLC. In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, Flamel US provided consideration consisting of:

•	a $12 million senior, secured six-year note that is guaranteed by the Company and its subsidiaries and secured by the equity interests and assets of Éclat;
•	two warrants to purchase a total of 3,300,000 American Depositary Shares, each representing one ordinary share of Flamel (“ADSs”); and
•	a commitment to make earn out payments of 20% of any gross profit generated by certain Éclat Pharmaceuticals launch products and to pay 100% of any gross profit generated by Hycet® up to a maximum of $1 million. The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

As of March 31, 2013, the fair value of the note was estimated using a probability-weighted discounted cash flow model. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The key assumptions are as follows: 20% discount rate, 63% probability of success. The note has no early redemption premium.

11

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The fair value of the warrants was determined by using a Black-Scholes option pricing model with the following assumptions:

	Three months ended March 31, 2012	Three months ended March 31, 2013
Share price	$5.13	$4.30
Risk-free interest rate	2.00%	0.77%
Dividend yield	-	-
Expected volatility	56.26%	56.0%
Expected term	6.0 years	5.0 years

Pursuant to guidance of ASC 815-40-15-7(i), the Company determined that the Warrants issued in March 2012 as consideration for the acquisition of Éclat could not be considered as being indexed to the Company’s own stock, on the basis that the exercise price for the warrants is determined in U.S. dollars, although the functional currency of the Company is the Euro. The Company determined that these warrants should be accounted as a debt instrument.

As of March 31, 2013, the deferred consideration fair value was estimated by using a discounted cash flow model based on probability adjusted annual gross profit of each of the Éclat Pharmaceuticals products. A discount rate of 20% has been used, except for Hycet for which a discount rate of 13% has been retained.

(c) On February 4, 2013 the Company concluded a $15 million debt financing transaction (Facility Agreement) with Deerfield Management, a current shareholder. Subject to certain limitations, the Company may use the funds for working capital, including continued investment in its research and development projects.

Consideration received was as follows:

•	$12.4 million for a Facility agreement of a nominal value of $15 million, including a premium on reimbursement of $2.6 million. The principal amount of the Loan must be repaid over four years as follows: 10% on July 1, 2014, and 20%, 30% and 40% on the second, third, and fourth anniversary, respectively, of the original disbursement date of the Loan. Notwithstanding the foregoing, the entire principal amount of the Loan may be repaid in whole or in part on any interest payment date occurring after December 31, 2013. Interest will accrue at 12.5% per annum to be paid quarterly in arrears, commencing on April 1, 2013, and on the first business day of each July, October, January and April thereafter.
•	$2.6 million for a Royalty agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 1.75% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

The facility agreement is accounted for at amortized cost using an effective rate of 23%. The Company elected the fair value option for the measurement of the royalty liability.

12

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The facility and royalty agreements are secured by a Security Agreement on the intellectual property and regulatory rights related to certain ‘Éclat’ Products, and by Pledge agreements on certain receivables and certain physical assets owned by the Company.

Total future payments on long-term debt for the next five years ending December 31 (assuming the underlying projects are commercially or technically successful for governmental research loans) are as follows:

(In thousands of U.S. dollars)	March 31, 2013

2013	$3,253
2014	6,515
2015	14,161
2016	13,883
2017	11,082
Thereafter	3,953

$52,847

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2012 and March 31 2013, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities and the current portion of long-term debt approximated their market values, based on the short-term maturities of these instruments.

The company calculates fair value for its marketable securities based on quoted market prices for identical assets and liabilities which represents Level 1 of ASC 820-10 fair value hierarchy.

At December 31, 2012 and March 31, 2013 the fair value of long-term debt and long term receivables was comparable with their carrying values.

The following table presents information about the Company securities based on quoted market prices for identical assets and liabilities for March 31, 2013 and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

	Net Carrying Value as of				Operational Gain (losses)	Financial Gain (losses)
	March 31,	Fair Value Measured and Recorded Using			recognized in	recognized in
(in thousands)	2013	Level 1	Level 2	Level 3	earnings	earnings	Total
Assets
Cash and cash equivalent	14,010	14,010	-	-	-	-	-
Marketable securities	1,358	1,358	-	-	-	-	-
Liabilities
Acquisition liability contingent consideration (a)	24,595	-	-	24,595	(531)	-	(531)
Acquisition liability note (b)	5,978	-	-	5,978	(266)	-	(266)
Acquisition liability warrant consideration (c)	4,326	-	-	4,326	(2,169)	-	(2,169)
Royalty Agreement (d)	2,652			2,652	-	(52)	(52)

The fair value of the financial instruments in connection with the acquisition of Éclat (see note 6 Long-Term Debt) are estimated as follows:

13

FLAMEL TECHNOLOGIES S.A.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(a) Acquisition liability contingent consideration: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual gross profit of each of the products which formed the project portfolio at the time of acquisition of Éclat Pharmaceuticals (Note 6 Long Term Debt).

The fair value of the contingent consideration will change over time in accordance with the changes in market conditions and thus business plan projections as the relate to market size, market share, product pricing, competitive landscape, gross profit margins expected for each of the products.

(b) Acquisition liability Note: the Company uses a probability-weighted discounted cash flow model (see note 6 Long Term Debt).

(c) Acquisition liability warrant consideration: the Company uses a Black-Scholes option pricing model. The fair value of the warrant consideration will change over time depending on the volatility and share price at balance sheet date (see note 6 Long Term Debt).

(d) Royalty Agreement: the fair value is estimated using a discounted cash flow model based on probability adjusted projected annual net sales of each of the applicable products which may be approved and sold by Éclat Pharmaceuticals (Note 6 Long Term Debt).

The following tables provide a reconciliation of fair value for which the Company used Level 3 inputs:

Acquisition
Liabilities
Liability recorded upon acquisition	$(50,927)
Operational gain (loss) recognized in earnings for fiscal year 2012	$18,997
Net carrying value at January 1, 2013	$(31,930)
Operational gain (loss) recognized in earnings for three months to March 31, 2013	$(2,976)
Net carrying value at March 31, 2013	$(34,906)

Royalty
Agreement
Liability recorded upon execution of Agreeement	$(2,600)
Financial gain (loss) recognized in earnings for three months to March 31, 2013	$(52)
Net carrying value at March 31, 2013	$(2,652)

The acquisition liabilities, consisting of the note, warrants and deferred consideration, and Royalty agreement all of which are classified as long-term debt, are measured at fair value and the income or expense may change significantly as assumptions regarding the valuations and probability of successful development and approval of products in development vary.

14

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. The words ‘believe,’ ‘expect,’ ‘anticipate,’ ‘project,’ ‘will,’ ‘continue’ and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations.

Factors that could cause actual results to differ from expectations include, among others:

•	we depend on a few customers for the majority of our revenues, and the loss of any one of these customers could reduce our revenues significantly.

•	although products that incorporate our drug delivery technologies and development products acquired through our acquisition of Éclat Pharmaceuticals, LLC, or Éclat, may appear promising at their early stages of development and in clinical trials, none of these potential technologies or products may reach the commercial market for any number of reasons.

•	our focusing on (i) the development and licensing of five versatile, proprietary drug delivery platforms, (ii) the development of novel, high-value products based on our drug delivery platforms and (iii) as a result of our acquisition of Éclat, the development, approval, and commercialization of niche branded and generic pharmaceutical products in the U.S., rather than primarily on collaborative agreements with pharmaceutical and biotechnology companies, may not be successful.

•	revenues from our drug delivery business depend primarily on pharmaceutical and biotechnology companies successfully developing products that incorporate our drug delivery platforms.

•	we must invest substantial sums in research and development in order to remain competitive, and we may not fully recover these investments.

•	we must comply with various covenants and obligations under the note agreement with Éclat Holdings, related to the acquisition of Eclat and our failure to do so could adversely affect our ability to operate our business, develop our product portfolio or pursue certain opportunities.

•	we depend upon a single site to manufacture our drug delivery products, and any interruption of operations could have a material adverse effect on our business..

•	we depend upon a limited number of suppliers for certain raw materials used in our products, and any failure to deliver sufficient quantities of supplies could interrupt our production process and could have a material adverse effect on our business.

•	if our competitors develop and market technologies or products that are more effective or safer than ours, or obtain regulatory approval and market such technologies or products before we do, our commercial opportunity will be diminished or eliminated.

15

•	if we cannot keep pace with the rapid technological change in our industry, we may lose business, and our drug delivery platforms and drug products could become obsolete or noncompetitive.

•	if we cannot adequately protect our technology and proprietary information, we may be unable to sustain a competitive advantage.

•	even if we and our partners obtain necessary regulatory approvals, our products and platforms may not gain market acceptance.

•	our collaborative arrangements may give rise to disputes over commercial terms, contract interpretation and ownership of intellectual property and may adversely affect the commercial success of our products.

•	third parties have claimed, and may claim in the future, that our platforms, or the products in which they are used, or our products infringe on their rights and we may incur significant costs resolving these claims or may not be able to resolve.

•	we can offer no assurance that any patents issued to us will provide us with competitive advantages or will not be infringed, challenged, invalidated or circumvented by others, or that the patents or proprietary rights of others will not have an adverse effect on our ability to do business.

•	if our third party collaborative partners face generic competition for their products, our revenues and royalties from such products may be adversely affected.

•	healthcare reform and restrictions on reimbursements may limit our financial returns.

•	fluctuations in foreign currency exchange rates and the impact of the European sovereign debt crisis may clause fluctuations in our financial results.

•	products that incorporate our drug delivery platforms and Éclat development products in are subject to regulatory approval. If such approvals are not obtained, or are delayed, our revenues may be adversely affected.

•	we are subject to U.S.federal and state laws prohibiting “kickbacks” and false claims that, if violated, could subject us to substantial penalties, and any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, causing harm to our business.

•	companies to which we have licensed our technologies are subject to extensive regulation by the FDA and other regulatory authorities. Their failure to meet these regulatory requirements could adversely affect our business.

•	we may face product liability claims related to participation in clinical trials or the use or misuse of our products or third party products that incorporate our technologies.

•	if we use biological and hazardous materials in a manner that causes injury, we may be liable for significant damages.

•	we may fail to realize the anticipated benefits expected from the acquisition of Éclat and its portfolio of pipeline products.

•	if we choose to acquire new and complementary businesses, products or technologies, we may be unable to complete these acquisitions or to successfully integrate them in a cost effective and non-disruptive manner.

•	those risks set forth under the heading “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2012 and in other filings we make from time to time with the Securities and Exchange Commission.

16

Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward-looking statements.

RESULTS OF OPERATIONS

For the three months ended March 31, 2013, Flamel reported total revenues of $5.1 million compared to $7.4 million of revenues reported for the first three months of 2012.

License and research revenues for the three months ended March 31, 2013 were $1.3 million compared to $2.1 million for the first nine months of 2012.

Product sales and services, totaled $2.1 million for the three months ended March 31, 2013, compared to $3.4 million (which included €650,000 (or $852,000) of amortization in connection with the new supply agreement signed with GSK in 2011) for the three months ended March 31, 2012

Other revenues were $1.8 million for the three months ended March 31, 2013 compared to $1.9 million for the first three months of 2012. These revenues are derived primarily from the royalty on sales of Coreg CR.

Operating expenses increased to $15.0 million during the three months March 31, 2013from $7.4 million for the three months ended March 31, 2012, and includes a $3.0 million non-cash expense based on fair-value measurement of certain liabilities associated with the acquisition of Éclat Pharmaceuticals as of March 31, 2013 compared with a $5.1 million non-cash income for the three months ended March 31, 2012.

Costs of goods and services sold were $1.0 million in the three months ended March 31, 2013 compared to $1.3 million for the three months ended March 31, 2012.

Research and development expenditures were $8.5 million in the three months ended March 31, 2013compared to $6.0 million in the three months ended March 31, 2012. Research and development expenditures include $2.0 million associated with a filing fee for the second new drug application filed with the FDA during the first quarter of 2013.

Selling, general and administrative expenses decreased from $5.2 million in the three months ended March 31, 2012 to $2.5 million in the three months ended March 31, 2013. This decrease is due to legal and advisory expenses incurred on the acquisition of Éclat Pharmaceuticals in 2012 as well as severance costs in the three months ended March 31, 2012.

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Net loss for the three months ended March 31, 2013 was $(8.8) million, compared to a net income of $12,000 in the three months ended March 31, 2012. Net loss per share (basic) for the three months ended March 31, 2013was $(0.35), compared to a net income per share in the year-ago period of $(0.00). Net loss and loss per share (basic and diluted) for the first three months of 2013 include the impact of the re-measurement of the fair value of acquisition liabilities of $(2.9) million and $(0.12), respectively, compared with an impact of $5.0 million and $0.20 respectively for the three months ended March 31, 2012.

LIQUIDITY AND CAPITAL RESOURCES

On March 31, 2013, the Company had $15.4 million in cash, cash equivalents and marketable securities, compared to $9.2 million on December 31, 2012. This increase was due primarily to the $15 million financing received in February 4, 2013 partially offset by the use of cash and cash equivalents to fund operations and on-going research and development activities. In recent years, we have financed our operations and research and development efforts primarily through license and research revenues, milestone payments and royalties from our collaborative partners.

On February 4, 2013 the Company concluded a $15 million debt financing transaction (Facility Agreement) with Deerfield Management, a current shareholder. Subject to certain limitations, the Company may use the funds for working capital, including continued investment in its research and development projects.

Consideration received was as follows:

•	$12.4 million for a Facility agreement of a nominal value of $15 million, including a premium on reimbursement of $2.6 million. The principal amount of the Loan must be repaid over four years as follows: 10% on July 1, 2014, and 20%, 30% and 40% on the second, third, and fourth anniversary, respectively, of the original disbursement date of the Loan. Notwithstanding the foregoing, the entire principal amount of the Loan may be repaid in whole or in part on any interest payment date occurring after December 31, 2013. Interest will accrue at 12.5% per annum to be paid quarterly in arrears, commencing on April 1, 2013, and on the first business day of each July, October, January and April thereafter.
•	$2.6 million for a Royalty agreement whereby, the Company’s wholly owned subsidiary Éclat subject to required regulatory approvals and launch of product, is to pay a 1.75% Royalty of the net sales of certain products sold by Éclat and any of its affiliates until December 31, 2024.

The above commitments are secured by a Security Agreement on the intellectual property and regulatory rights related to certain ‘Éclat’ Products, and will be secured by Pledge agreements on certain receivables and certain physical assets owned by the Company

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PART II. OTHER INFORMATION

Item 1. Legal Proceedings

While we may be engaged in various claims and legal proceedings in the ordinary course of business, we are not involved (whether as a defendant or otherwise) in and we have no knowledge of any threat of, any litigation, arbitration or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

On November 9, 2007 a putative class action was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers entitled Billhofer v. Flamel Technologies, et al. The complaint alleged claims arising under the Securities Exchange Act of 1934 based on certain public statements by the Company concerning, among other things, a clinical trial involving Coreg CR and sought damages in an unspecified amount. By Order dated February 11, 2008, the Court appointed a lead plaintiff and lead counsel in the action. On May 12, 2008, the Company filed a motion to dismiss the action, which the Court denied by Order dated October 1, 2009.  On April 29, 2010, the lead plaintiff moved to withdraw and substitute another individual as lead plaintiff, which motion was subsequently granted.  On June 22, 2010, the lead plaintiff voluntarily agreed to dismiss the action against one of the previously named officers. On September 20, 2010, the Court granted the lead plaintiff’s withdraw and substitution motion and the parties proceeded to engage in fact discovery. On July 30, 2012, the Court issued an opinion denying the lead plaintiff’s motion, filed on December 15, 2011, to further amend his complaint, which motion sought to substantially revise plaintiff’s asserted basis for contending that the defendants should be found liable for the statements at issue.  In its opinion, the Court held that the proposed amended complaint failed to properly plead a viable claim.  By Order dated March 8, 2013, the Court granted the Company’s motion to dismiss and the action was dismissed with prejudice and costs.

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Item 5 Other Information

SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

•	a) On Thursday, June 20, 2013, we held our annual shareholders’ meeting to vote on twenty proposals.
•	b) The following matters were voted upon at the annual meeting (there were no broker non-votes for any matter voted upon):

Proposal	Votes For	Votes Against/Abstain

Approval of Statutory Accounts for year ended December 31, 2012.	24 710 713	94 338
Allocation of results to retained earnings.	24 701 360	103 691
Renewal of Michael S. Anderson as Director	24 558 721	246 330
Renewal of Mrs. Catherine Bréchignac as Director.	24 555 680	249 371
Renewal of Mr. Guillaume Cerutti as Director.	23 748 892	1 056 159
Renewal of Mr. Francis JT Fildes as Director.	23 754 272	1 050 779
Renewal of Ambassador. Craig Stapleton as Director.	23 523 662	1 081 389
Renewal of Mr. Elie Vannier as Director.	23 356 738	1 448 313
Renewal of Mr. Stephen H. Willard as Director.	22 996 540	1 808 511
Determination of the annual amount of Directors’ attendance fees.	24 489 563	315 448
Approval of agreements referred to in article L. 225-38 et seq. of the Commercial Code	22 498 184	2 306 867
Authorization to be granted to the Board of Directors to allocate six hundred thousand (600,000) stock options and taking note of the resulting capital increases.	21 668 759	3 136 292
Authorization to be granted to the Board of Directors to allocate two hundred thousand (200,000) shares at no cost (“free shares”) and taking note of the resulting capital increases.	21 642 209	3 162 842
Authorization to be granted to the Board of Directors to grant three hundred thousand (300,000) stock warrants and taking note of the resulting capital increases.	21 272 483	3 532 568
Cancellation of the preferential rights with respect to the capital increase set forth in the previous resolution for the benefit of a category of persons consisting of the Company’s directors and Scientific Advisory Board’s members	21 835 240	2 696 811
Authorization to be granted to the Board of Directors to issue a maximum of two hundred thousand (200,000) ordinary shares, in the form of American Depositary Shares (ADS), reserved for a category of persons defined by the following; authorization and taking note of the resulting capital increases.	21 759 900	3 045 151
Cancellation of the preferential rights with respect to the capital increase set forth in the previous resolution for the benefit of a category of persons consisting of any person or company having sold or transferred to the Company asset(s), including any shares, representing immediately or overtime, their ownership or voting rights in any commercial enterprise.	22 026 311	2 778 740
Authorization to be granted to the Board of Directors for increasing the share capital by issues of shares reserved for the members of a company saving plan established in application of Articles L.3332-18 et seq. of the Labour Code.	3 112 168	21 692 883
Cancellation of the preferential right of subscription attributed to the shareholders with respect to the capital increase set forth in the previous resolution for the benefit of a category of persons consisting of employees of the Company.	3 436 926	21 368 125
Powers for formalities.	24 536 638	241 413

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Item 6 Exhibits

Exhibit No.	Description
101	Interactive Data file

INCORPORATION BY REFERENCE

As provided in the Company’s Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on September 18, 2012, this report is being incorporated by reference into such registration statement.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: September 19, 2013	/s/ Michael S. Anderson
Michael S. Anderson
Chief Executive Officer

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